

November 25, 2014

Via E-Mail
Matthew M. Rizai
Chief Executive Officer
Workiva Inc.
2900 University Blvd
Ames, IA 50010

> **Re:** **Workiva Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 17, 2014**
> **File No. 333-199459**

Dear Mr. Rizai:

We have reviewed your amended registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 6. Debt, page F-23

1. Tell us of your consideration for accounting for the February 2011 forgivable loan from the IEDA, by analogy, as a gain contingency under ASC 450 including the factors used in determining whether to account for the loan by analogy to ASC 450 or IAS 20. As part of your response, please explain, if analogizing to the guidance in ASC 450, when you would deem the gain to be realized and the factors considered supporting such determination.

2. We note in your response to prior comment 7 you state that the forgivable loan grant was received as part of a financial assistant package from IEDA to provide the company with immediate financial support for the overall project plan costs. You further note that the related costs according to the project plan were incurred prior to December 31, 2013. As

you are obligated to maintain these jobs until February 2016, it appears the related salary costs will be incurred until that time and that the grant should be recognized over the periods the related salary costs are recognized for which the grant is intended to compensate based on the guidance in paragraph 12 of IAS 20. Please tell us what related costs you are referring to in your response and whether you consider the salary costs through 2016 to be related. In this regard, it would appear that if you will incur future related costs for which the grant is intended to compensate as of December 31, 2013, recognition of the grant as described in paragraph 20 of IAS 20 does not apply.

3.   You state on page F-25 that you recorded the $2.3 million grant against salary expense in 2013. Please tell us the amount recorded as a contra-expense on each line item on the statement of operations. Further, tell us your consideration for discussing the impact of this grant and reduction of salary expense in your results of operations disclosures beginning on page 58.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551- 3564, or Patrick Gilmore, Accounting Branch Chief, at (202) 551- 3406, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Patrick Gilmore for

Barbara C. Jacobs
Assistant Director

cc: Via-Email
        Kimberly K. Rubel, Esq.
        Drinker Biddle & Reath LLP